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                        August 7, 2023

       Remy Luthringer
       Chief Executive Officer
       Minerva Neurosciences, Inc.
       1500 District Avenue
       Burlington, MA 01803

                                                        Re: Minerva
Neurosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2023
                                                            File No. 333-273686

       Dear Remy Luthringer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Ryan S. Sansom